Perspecta Inc.

13600 EDS Drive

Herndon, VA 20171

April 30, 2018

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Katherine Wray

Re:	Perspecta Inc.

Registration Statement on Form 10 (File No. 001-38395)

Dear Ms. Wray:

Pursuant to Rule 12d1-2 under the Securities Act of 1934, as amended, Perspecta Inc. (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form 10, File No. 001-38395 (the “Registration Statement”) be accelerated to 1:00 p.m., Eastern Time, on May 2, 2018, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Peter Harwich of Latham & Watkins LLP, the Company’s counsel, at (212) 906-1899.

[Signature page follows.]

Sincerely, Perspecta Inc.

By:	/s/ William L. Deckelman, Jr.

Name:	William L. Deckelman, Jr.
Title:	Vice President & Secretary

cc:	Peter Harwich, Latham & Watkins LLP